UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2021

000-56241

(Commission File Number)

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110

Chicago, IL 60654

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2021 and 2020

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2021 and 2020

99.3	Certification of Interim Filings by CEO Venture Issuer Basic Certificate dated May 28, 2021

99.4	Certification of Interim Filings by CFO Venture Issuer Basic Certificate dated May 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: June 1, 2021	By:	/s/ Charles Bachtell
Charles Bachtell Chief Executive Officer